Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary		Jurisdiction of Incorporation
1.	Comtel Technology Inc.	Colorado
2.	Great Southwestern Construction, Inc.	Colorado
3.	The L.E. Myers Co.	Delaware
4.	Myers International, Inc.	Delaware
5.	MYRcom, Inc.	Delaware
6.	MYRpower, Inc.	Delaware
7.	Harlan Electric Company	Michigan
8.	Sturgeon Electric Company, Inc.	Michigan
9.	Hawkeye Construction, Inc.	Oregon